UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                             360 GLOBAL WINE COMPANY
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   885573 10 5
                                 (CUSIP Number)

                                 Shlomo Eplboim
                             360 Global Wine Company
                          14623 Delano St., Unit. #1,
                           Van Nuys, California 91411
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 31, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note: This Amended Schedule 13D is filed for the purpose of disclosing beneficial ownership of shares through direct purchases made by owners of the reporting entity, and to disclose re-calculated holdings by the reporting entity.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 885573 10 5
--------------------------------------------------------------------------------
1.      Names of Reporting Persons. 360 Global Financial LLC 2*
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization
        State of Delaware
--------------------------------------------------------------------------------
                      7. Sole Voting Power
                      0
Number of             ----------------------------------------------------------
Shares                8. Shared Voting Power
Beneficially          26,500,000**
Owned by              ----------------------------------------------------------
Each Reporting        9. Sole Dispositive Power
Person With           0
                      ----------------------------------------------------------
                      10.  Shared Dispositive Power
                      26,500,000**
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        26,500,000**
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)
        28.7%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
        OO
--------------------------------------------------------------------------------


*This Schedule 13D relates to shares held by 360 Global Financial LLC, a Delaware series LLC, with respect to assets owned and controlled by series 2 of the entity.

**The common shares held by 360 Global Financial LLC 2 may be deemed to be beneficially owned by Shlomo Eplboim, and Michael A. Poutre as the members of 360 Global Financial LLC 2. Mr. Eplboim and Mr. Poutre share voting and investment power with respect to the common shares held by 360 Global Financial LLC 2.

CUSIP No. 885573 10 5
--------------------------------------------------------------------------------
1.      Names of Reporting Persons. Shlomo Eplboim
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization
        United States
--------------------------------------------------------------------------------
                      7. Sole Voting Power
                      0
Number of             ----------------------------------------------------------
Shares                8. Shared Voting Power
Beneficially          26,500,000**
Owned by              ----------------------------------------------------------
Each Reporting        9. Sole Dispositive Power
Person With           0
                      ----------------------------------------------------------
                      10.  Shared Dispositive Power
                      26,500,000**
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        26,500,000*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)
        28.7%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
        OO
--------------------------------------------------------------------------------


*The common shares held by 360 Global Financial LLC 2 may be deemed to be beneficially owned by Shlomo Eplboim and Michael A. Poutre as the members of 360 Global Financial LLC 2. Mr. Eplboim and Mr. Poutre share voting and investment power with respect to the common shares held by 360 Global Financial LLC 2.

CUSIP No. 885573 10 5
--------------------------------------------------------------------------------
1.      Names of Reporting Persons. Michael A. Poutre
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization
        United States
--------------------------------------------------------------------------------
                      7. Sole Voting Power
                      0
Number of             ----------------------------------------------------------
Shares                8. Shared Voting Power
Beneficially          26,500,000**
Owned by              ----------------------------------------------------------
Each Reporting        9. Sole Dispositive Power
Person With           0
                      ----------------------------------------------------------
                      10.  Shared Dispositive Power
                      26,500,000**
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        26,500,000*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)
        28.7%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
        OO
--------------------------------------------------------------------------------


*The common shares held by 360 Global Financial LLC 2 may be deemed to be beneficially owned by Shlomo Eplboim and Michael A. Poutre as the members of 360 Global Financial LLC 2. Mr. Eplboim and Mr. Poutre share voting and investment power with respect to the common shares held by 360 Global Financial LLC 2.

Item 1. Security and Issuer

      This statement on Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of 360 Global Wine Company, a Nevada corporation (the "Issuer"), with its principal executive office at One Kirkland Ranch Road, Napa, California 94558.


Item 2. Identity and Background

      This Schedule 13D is being jointly filed by 360 Global Financial LLC 2, Shlomo Eplboim and Michael A. Poutre. The foregoing persons are hereinafter sometimes referred to collectively as the Reporting Persons.

      360 Global Financial LLC 2 is a limited liability company organized under the laws of the State of Delaware. 360 Global Financial LLC 2 is a private investment entity that seeks appreciation of its assets for the benefit of its owners. The address of 360 Global Financial LLC 2's principal place of business and principal office is 14623 Delano St., Unit. #1, Van Nuys, California 91411.

      Shlomo Eplboim, a natural person, is the chief financial officer and a director of Eplboim, Poutre & Co, his principal occupation. Mr. Eplboim is a member of 360 Global Financial LLC 2. The address of his principal office and principal place of business is 8383 Wilshire Blvd., Suite 100, Beverly Hills, California 90211. Mr. Eplboim is a citizen of the United States of America.

      Michael A. Poutre, a natural person, is the president and chief executive officer and a director of Eplboim, Poutre & Co, his principal occupation. Mr. Poutre is a member of 360 Global Financial LLC 2. The address of his principal office and principal place of business is 8383 Wilshire Blvd., Suite 100, Beverly Hills, California 90211. Mr. Poutre is a citizen of the United States of America.

      Mr. Eplboim and Mr. Poutre are also managing members of 360 Global Financial LLC 2.

      During the past five years, neither the Reporting Persons nor any person named above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

      The common shares were issued to 360 Global Financial LLC 2 as part of compensation paid by the Issuer in consideration for management consultant services, business advisory services and mergers and acquisitions advisory services being provided by 360 Global Financial LLC 2 to the Issuer.


Item 4. Purpose of Transaction

      The common shares were issued to 360 Global Financial LLC 2 as part of compensation paid by the Issuer in consideration for management consultant services, business advisory services and mergers and acquisitions advisory services being provided by 360 Global Financial LLC 2 to the Issuer, pursuant to a Financial Consultant Agreement between 360 Global Financial LLC 2 and the Issuer. Pursuant to the terms of the Financial Consultant Agreement, upon the achievement of certain milestones and acquisitions, 360 Global Financial LLC 2 will be entitled to receive additional common shares from the Issuer as compensation for its services. The shares were not acquired for the specific purpose of influencing control of the Issuer and are being held for investment purposes only. The Financial Consultant Agreement is incorporated herein by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K/A filed with the SEC on February 10, 2006.

      360 Global Financial LLC 2, along with the Issuer's Board of Directors and the Issuer's stockholders representing a majority of the Issuer's outstanding voting stock, adopted a resolution by written consent approving the implementation of a 1-for-150 reverse stock split of the Issuer's outstanding capital stock and the amendment of the Issuer's Articles of Incorporation providing for a class of 50,000,000 shares of "blank check" preferred stock.

      The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others: (i) continuing to hold the common shares for investment; (ii) disposing of all or a portion of the common shares in open market sales or in privately-negotiated transactions; (iii) acquiring additional common shares in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the common shares. The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take. The Reporting Persons' future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the common shares and the Issuer's prospects.

      Except as set forth above, none of the Reporting Persons has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

      The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.



Item 5. Interest in Securities of the Issuer

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of common shares and percentage of common shares beneficially owned by each of the Reporting Persons.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of common shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition.

(c) The only transaction in the Issuer's Common Stock that was effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to Item 5(a), above, was the issuance of the Issuer's Common Stock to 360 Global Financial LLC 2 as described in Item 4 above. As described in Item 4 above, the common shares were issued to 360 Global Financial LLC 2 as part of compensation paid by the Issuer in consideration for management consultant services, business advisory services and mergers and acquisitions advisory services being provided by 360 Global Financial LLC 2 to the Issuer. The closing price of the Issuer's common stock as quoted on the OTC Bulletin Board on January 31, 2006, the date of the issuance of the shares, was $0.04 per share.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this
Schedule 13D.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      See Item 4 above regarding the consultant arrangement between 360 Global Financial LLC 2 and the Issuer. The common shares were issued pursuant to the Financial Consulting Agreement between the parties, which provided the issuance of the shares as part of the compensation for consultant services being provided by 360 Global Financial LLC 2 to the Issuer. The Financial Consultant Agreement is incorporated herein by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K/A filed with the SEC on February 10, 2006.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit1 Financial Consulting Agreement by and between 360 Global Financial LLC 2 and 360 Global Wine Company dated November 17, 2005 (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K/A filed with the SEC on February 10, 2006).

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006


                                       360 GLOBAL FINANCIAL LLC 2

                                       By: /s/ Shlomo Eplboim
                                          -----------------------
                                       Shlomo Eplboim
                                       Managing Member


                                       SHLOMO EPLBOIM

                                       By: /s/ Shlomo Eplboim
                                          -----------------------

                                       MICHAEL A. POUTRE

                                       By: /s/ Michael A. Poutre
                                          -----------------------



                             JOINT FILING AGREEMENT

      We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either of us will be filed, on behalf of each of us.

Dated: February 10, 2006


                                       360 GLOBAL FINANCIAL LLC 2

                                       By: /s/ Shlomo Eplboim
                                          -----------------------
                                       Shlomo Eplboim
                                       Managing Member


                                       SHLOMO EPLBOIM

                                       By: /s/ Shlomo Eplboim
                                          -----------------------

                                       MICHAEL A. POUTRE

                                       By: /s/ Michael A. Poutre
                                          -----------------------